News Release
B2Gold’s 2017 Exploration Update: West Africa
Positive Exploration Results for B2Gold’s Kiaka and Fekola Projects

Vancouver, February 13, 2017 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce positive exploration results for its Kiaka and Fekola projects in West Africa (Burkina Faso and Mali, respectively). All dollar figures are in United States dollars unless otherwise indicated.

Following recent successes by the regional exploration programs in Burkina Faso and Mali, B2Gold has budgeted $19.95 million in 2017 for ongoing exploration of the Company’s West African projects, an increase of $2.65 million over the 2016 budget.

Recent results from the 2016 programs include:

Burkina Faso

Toega Prospect, Kiaka Regional Program

B2Gold has recently increased the footprint of known mineralization at the Toega prospect, as part of the Kiaka deposit regional exploration program in Burkina Faso. In 2016, a total of 19,433 metres of combined reverse circulation and diamond drilling was completed, to better define the limits of this discovery and to explore the immediate area for additional mineralization. Last year’s drilling expanded the known extents of mineralization at Toega to over 900 metres long, by up to 425 metres wide, with intersections of variable thickness occurring as deep as 250 metres below surface. Mineralization remains open down dip and down plunge at Toega. Drilling is ongoing. Due to the increased size of the Toega zone, the Company now expects to release the initial mineral resource for Toega in the third quarter of 2017.

Gold mineralization in the Toega zone is hosted by an easterly-dipping metasedimentary sequence, overprinted by shallowly northeast plunging folds. Mineralized intervals in excess of 100 metres of core length (e.g. NKRD020, 125 m at 1.66 g/t gold) are localized in a plunging, high-grade “keel” to the mineralization, which may be related to structural thickening by folding. Mineralized zones are characterized by disseminated pyrite, pyrrhotite, rare chalcopyrite and locally, by fine visible gold, in association with quartz veining.

Highlights from recent 2016 drilling at Toega zone include:

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)
NKRC088	134.00	153.00	19.00	5.47
NKDD014	94.00	178.00	84.00	3.09
Incl.	133.05	177.00	43.95	4.96
NKRC099	93.00	111.00	18.00	6.56
NKRC101	141.00	160.00	19.00	1.87
NKDD015	220.00	277.10	57.10	1.73
Incl.	220.00	262.00	42.00	2.18
NKDD016	85.00	99.00	14.00	2.26
NKDD017	74.00	205.00	131.00	1.61
Incl.	85.00	97.00	12.00	3.97
and	128.40	178.00	49.60	2.42
NKDD013	99.00	161.00	62.00	1.66
Incl.	143.90	161.00	17.10	3.53
and	185.00	244.00	59.00	2.80
NKRC102	126.00	177.00	51.00	1.90
Incl.	138.00	165.00	27.00	3.02
NKRC105	180.00	201.00	21.00	1.08
and	207.00	217.00	10.00	3.40
NKRD020	60.00	185.00	125.00	1.66
NKDD024	93.80	147.00	53.20	1.89
Incl.	116.00	147.00	31.00	2.79

Note: Bedrock-hosted intervals reported above are >0.3 g/t gold, with a maximum of 5 m internal waste. Intervals reported are core lengths. True width is estimated to be between 85% and 90% of core length.

A follow-up program of 5000 metres of diamond drilling is currently underway at Toega, with additional assay results pending. More drill results will be released as they become available.

Toega Development Study

Based on the positive results to date, B2Gold is undertaking initial mineral resource modeling. Once mineral resource estimates are available, in-house evaluations will commence to determine whether Toega constitutes a potential source of higher-grade feed for the Kiaka deposit or potentially a standalone project. Metallurgical, environmental and social baseline studies were initiated at Toega in 2016, and these programs are planned to continue throughout 2017. The 2017 development budget for Toega is $0.84 million.

Kiaka Project

About Kiaka:

The Kiaka project is located in southcentral Burkina Faso, approximately 140 kilometres southeast of the capital Ouagadougou. Kiaka is one of the largest undeveloped gold resources in West Africa, and contains measured mineral resource estimates of 27.3 million tonnes at 1.09 g/t gold for 953,000 ounces; indicated mineral resource estimates of 96.8 million tonnes at 0.96 g/t gold for 2.99 million ounces; and inferred mineral resource estimates of 27.3 million tonnes at 0.93 g/t for 815,000 ounces1.

________________________________
1 The mineral resource estimate for the Kiaka project was prepared as of January 8, 2013 by Ben Parsons, MSc, MAusIMM (CP), principal consultant for SRK Consulting (UK) Limited, a Qualified Person as defined under NI 43-101. The estimate reflects the attributable mineral resources based on B2Gold’s 81% interest in the Kiaka project. Mineral resources are estimated using best practices as defined by the CIM and reporting of mineral resources is compliant and in accordance with the disclosure requirements of NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Mineral resource numbers have been rounded to reflect the accuracy of the estimates and numbers may not add due to rounding.

Further engineering studies were completed in 2016 to assess the optimum throughput rate for the Kiaka project and upgrading projected capital and operating costs.

The current plan is to update the mineral-resource block model later this year based on ongoing drilling and then use that model as the basis for additional project evaluation. This will include re-evaluating project economics and the potential impact of higher-grade ore being added from the Toega zone. The 2017 development budget for Kiaka is approximately $2.7 million.

Mali

Kiwi Zone, Fekola Regional Program

B2Gold’s technical team believes that the large Fekola project has the potential to host additional large Fekola-style gold deposits. The Company’s work to date has identified multiple targets. The Kiwi zone adjoins mineralization currently contained within the proposed pit limits of the Fekola deposit. Extending north from the pit for approximately 640 metres, Kiwi hosts near-surface gold mineralization, which has recently been infilled with an additional 18 reverse circulation drill holes, totalling approximately 2400 metres. Assay results are pending. This near-surface exploration, combined with the planned follow up of FKD_188 at depth (4.60 m at 11.80 g/t gold from 240.10 metres - refer to B2Gold news release dated June 29, 2016), is part of an initiative to advance near-term exploration targets that are proximal to existing and planned Fekola mine infrastructure, with the goal of increasing the Fekola mine life.

Anaconda/Adder Zones, Fekola Regional Program

Within the Fekola region, exploration has defined a significant zone of saprolite-hosted gold mineralization across two contiguous target areas known as Anaconda and Adder. At present, the footprint of the combined Anaconda-Adder saprolite zone extends over 4.5 kilometres of strike and up to 500 metres wide at Anaconda and up to 200 metres wide at Adder. Within these zones, saprolite occurs in flat-lying horizons varying from several metres to over 40 metres thick. Mineralized intervals within the saprolite are variable in thickness, but across both zones average approximately 13.5 metres in true width. In 2016, 72,671 metres of combined aircore, reverse circulation and diamond drilling were completed. At both Anaconda and Adder, drilling has been completed on 40 metre x 40 metre spaced centres and locally, infilled by reverse circulation and/or diamond holes at either 20 metre x 20 metre, or 5 metre x 5 metre centres to test the short range variability of mineralization. A program of select aircore hole twinning by PQ diameter diamond core was completed in late 2016/early 2017. The initial results of the twin diamond drilling program favourably confirm the results of previous aircore drilling.

Highlights from recent reverse circulation and diamond drilling infill drilling include:

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)
MSR_101	0	60	60	3.23
MSR_103	2	48	46	1.75
MSR_144	1	45	44	1.81
MSR_145	3	44	41	1.97
MSR_146	2	43	41	2.16
MSR_147	24	48	24	2.63
MSR_148	17	34	17	2.37
MSR_150	0	38	38	3.72
MSR_151	1	41	40	1.49
MSR_153	0	24	24	3.17
MSR_155	0	49	49	1.20
MSR_156	5	43	38	1.59
MSR_157	7	36	29	1.33
MSR_162	4	41	37	3.44
MSR_171	0	33	33	1.79
MSR_175	12	27	15	2.46
MSR_178	1	56	55	1.71
MSR_179	3	41	38	1.59
MSR_183	5	50	45	1.29
MSR_203	16	30	14	3.19
MSD_043	13.50	38.70	25.20	5.52
MSD_047	3.60	43.10	39.50	1.30
MSD_054	0.00	49.00	49.00	2.75

Note: Saprolite-hosted intervals reported above are >0.2 g/t gold, with a maximum of 3 m internal waste. Assays are uncapped. Intervals reported are core lengths and may locally include minor amounts of gold-bearing laterite from the regolith profile.

Saprolite Development Study

The Anaconda zone has the potential to be a low-cost operation due to shared infrastructure and services from the nearby Fekola mine; soft “free digging” ore, requiring no drilling and blasting; an unusually low strip ratio; and very low milling requirements, due to the large percentage of fines in the highly-weathered material. Preliminary in-house estimates indicate that Anaconda could potentially produce between 80,000 and 100,000 ounces per year, for several years.

A conceptual engineering study is underway for Anaconda. Fekola capital and operating cost information is being used as a basis for the cost estimates. A base case of four million tonnes per year will be developed, and then larger and smaller cases will be factored depending on the estimated mineral resource. Metallurgical test programs have been completed and will form the basis of the design criteria for the processing plant. Environmental and social baseline studies are underway and will continue throughout 2017. The development budget for Anaconda is approximately $2.2 million for 2017.

Bedrock-hosted Mineralization

At Anaconda and Adder, exploration for Fekola-type gold-bearing structures in the underlying bedrock is ongoing. The 2016 exploration program has potentially identified several of the bedrock structures that have weathered to create the extensive zone of saprolite-hosted gold mineralization at Anaconda and Adder. Drilling has intersected intervals of sulphide-related gold mineralization up to 22 metres in length in the bedrock underlying both the Adder and Anaconda target areas. The full extent of these mineralized structures is currently unknown and is subject to follow-up drilling that is ongoing.

Highlights from the 2016 Anaconda/Adder bedrock drilling program include:

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)
MSR_132	42.00	63.00	21.00	6.84
and	142.00	164.00	22.00	1.19
MSD_007	16.00	35.80	19.80	1.65
Incl.	28.70	35.80	7.10	3.65
MSD_009	105.00	118.00	13.00	1.53
MSR_169	32.00	45.00	13.00	2.77
Incl.	37.00	45.00	8.00	4.26
MSR_171	45.00	56.00	11.00	1.56
MSR_173	27.00	42.00	15.00	4.37
MSR_217	35.00	46.00	11.00	1.69

Note: Bedrock-hosted intervals reported above are >0.6 g/t gold, with a maximum of 5 m internal waste. Intervals reported are core lengths.

Approximately one kilometre to the east of Anaconda and Adder, new mineralization has also been intersected in the Mamba zone. Previously, saprolite-hosted gold mineralization was reported for Mamba (refer to B2Gold’s news release dated June 29, 2016), but recent exploration in this area has shown the potential for significant bedrock-hosted gold mineralization.

Recent highlights include:

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)
MSR_247	74.00	84.00	10.00	2.22
MSR_239	58.00	68.00	10.00	1.76
MSD_046	149.60	155.30	5.70	2.90
and	243.66	253.10	9.44	4.26

Note: Bedrock-hosted intervals reported above are >0.6 g/t gold, with a maximum of 5 m internal waste. Intervals reported are core lengths.

B2Gold’s Quality Assurance/Quality Control

The primary laboratory for the Fekola regional program is SGS Laboratories in Bamako, Mali, where samples are prepared and analysed using 50g fire assay with atomic absorption finish and/or gravimetric finish. Bureau Veritas in Abidjan, Cote d'Ivoire, is the umpire laboratory.

The primary laboratory for the Kiaka regional program is ALS Minerals Laboratories in Ouagadougou, Burkina Faso, where samples are prepared and analysed using 50g fire assay with atomic absorption finish and/or gravimetric finish.

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core, reverse circulation and aircore drilling sample strings. The results of the control samples are evaluated on a regular basis with batches re-analysed and/or resubmitted as needed. All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols.

Tom Garagan, Senior Vice President Exploration, is the Qualified Person as defined under National Instrument 43-101, who has reviewed and approved the contents of this news release.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing gold producers in the world. Founded in 2007, today, B2Gold has four operating mines, one mine under construction and numerous exploration projects in various countries, including Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold’s Fekola mine in southwest Mali is on budget, and ahead of schedule and is planning for an October 1 2017 production start. As a result, B2Gold is well positioned to maintain its low-cost structure and growth profile.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold please visit the Company’s website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com